JARDINE MATHESON HOLDINGS LIMITED
Secu[illegible] and Exchange Commission File No.82-2963

Jardines

Jardine Matheson Limited
48th Floor Jardine House
Central, Hong Kong
Tel (852) 2843 8288 Fax (852) 2845 9005
gsd@jardines.com

Group Secretariat

04035063

18th May 2004

RECEIVED
2004 JUN -4 A 11:30
OFFICE OF INTERNATIONAL CORPORATE FINANCE

Securities & Exchange Commission
Office of Int'l Corporate Finance
Division of Corporate Finance
450 Fifth Street, N.W.
Washington D.C. 20549
U.S.A.

SUPPL

Dear Sirs

Jardine Matheson Holdings Limited
- Share Repurchase

We enclose for your information a notification dated 18th May 2004 in respect of the above Company which was lodged with the UK Listing Authority today.

Yours faithfully
JARDINE MATHESON LIMITED

PROCESSED
JUN 30 2004
THOMSON FINANCIAL

pp Neil M McNamara
Group Corporate Secretary

Encl

dw 6/30

communicate RNS

Close

Full Text Announcement

‹ Back / Next › Other Announcements from this Company Send to a Friend

Company	Jardine Matheson Hldgs Ltd
TIDM	JAR
Headline	Transaction in Own Shares
Released	12:10 18 May 2004
Number	7990Y

JARDINE MATHESON HOLDINGS LIMITED ("JMH")

SHARE REPURCHASE

Please be advised of the following market repurchase by JMH of its ordinary shares:-

Date of repurchase:	18th May 2004
Total number of shares repurchased:	220,000 shares
Highest price paid per share:	US$9.85
Lowest price paid per share:	US$9.70

The repurchase of shares is made in accordance with the listing rules of the UK Listing Authority.

Neil M McNamara, Jardine Matheson Limited
For and on behalf of Jardine Matheson Holdings Limited

18th May 2004

www.jardines.com

END

Company website

Close

‹ Back / Next ›